FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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                                                                  GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares ('ADSs') of GlaxoSmithKline plc (the 'Company').

On 31 December 2015, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £13.83 per Ordinary Share, and notional ADSs at a price of $40.98 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 October 2015 to 31 December 2015:

Non Executive Director	Ordinary Shares	No. of ADSs
Sir Philip Hampton	3,163.413
Professor Sir Roy Anderson	655.278
Vindi Banga	1,536.515
Dr Stephanie Burns		410.403
Stacey Cartwright	519.704
Lynn Elsenhans		912.543
Judy Lewent		398.332
Sir Deryck Maughan		1,110.502
Dr Daniel Podolsky		832.877
Urs Rohner	610.087
Hans Wijers	519.704

In addition, on 31 December 2015, Mr Banga was allocated 566.213 notional Ordinary Shares at a price of £12.51 per Ordinary Share in respect of the period of service from 1 September 2015 to 30 September 2015.

The Company and the Non-Executive Directors were informed of these allocations on 4 January 2016.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

4 January 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 04, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc